ENVEL, INC.

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

The Board of Directors of:

ENVEL, INC.
75 State Street, Suite 100
Boston MA 02109

1. **Background**. The undersigned understands that Envel, Inc., a Delaware corporation (the "***Company***"), is conducting an offering (the "***Offering***") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "***Securities Act***") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission and is being made available on the Wefunder crowdfunding portal's (the "***Portal***") website, as the same may be amended from time to time (the "***Form C***") and the Offering Statement, which is included therein (the "***Offering Statement***"). The Company is offering to both accredited and non-accredited investors up to 1,617,007 shares of its Series Seed Preferred Stock, $0.01 par value per Share (each a "Share" and, collectively, the "Shares") at a purchase price of $1.76 per Share. The minimum amount or target amount to be raised in the Offering is $50,001.60 (the "**Target Offering Amount**") and the maximum amount to be raised in the Offering is $2,845,932.32 (the "**Maximum Offering Amount**"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Shares on a basis to be determined by the Company's management. The Company is offering the Shares to prospective investors through the Portal. The Portal is registered with the Securities and Exchange Commission (the "***SEC***") as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 6.75% of gross monies raised in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.wefunder.com.

2. **Subscription**.

(a) *Terms*. Subject to the terms of this Subscription Agreement (the "***Agreement***") and the Form C and related Offering Statement, the undersigned hereby subscribes to purchase the number of Shares equal to the quotient of the undersigned's subscription amount as indicated through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for a Share in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "***Offering Deadline***").

(b) *Acceptance*. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Shares may be allocated among subscribers. Notwithstanding anything in this Agreement to the contrary, the Company shall have no obligation to issue any of the Shares to any person who is a resident of a jurisdiction in which the issuance of Shares to such person would constitute a violation of the securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "***State Securities Laws***").

(c) *Payment*. Payment for the Shares shall be received by the Company from the undersigned by wire transfer of immediately available funds or other means approved by the Company at or prior to the Closing, for the aggregate Purchase Price for the number of Shares such Subscriber is purchasing.

3. **Closing**.

(a) *Closing*. Subject to Section 3(b), the closing of the sale and purchase of the Shares pursuant to this Agreement (the "***Closing***") shall take place through the Portal within five (5) Business Days after the Offering Deadline (the "***Closing Date***").

(b) *Closing Conditions*. The Closing is conditioned upon satisfaction of all the following conditions:

(i) prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Shares in an aggregate investment amount of at least the Target Offering Amount;

(ii) at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Shares having an aggregate investment amount of at least the Target Offering Amount;

(iii) the Company shall file the Third Amended and Restated Articles of Incorporation with the Secretary of State of the State of Delaware; and

(iv) the representations and warranties of the Company contained in Section 7 hereof and of the undersigned contained in Section 5 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

4. **Termination of the Offering; Other Offerings**. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5. **Subscriber Representations**. The undersigned represents and warrants to the Company and the Company's agents as follows:

(a) The undersigned understands and accepts that the purchase of the Shares involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Shares; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(b) The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Shares.

(c) Including the amount set forth on the signature page hereto, in the past 12-month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(d) The undersigned has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Shares.

(e) The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Shares. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Shares for purposes of determining the undersigned's authority or suitability to invest in the Shares.

(f) The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The undersigned has had access to such information concerning the Company and the Shares as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Shares.

(g) The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(h) The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the undersigned.

(i) The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

(j) The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Shares or (ii) made any representation to the undersigned regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Shares is suitable and appropriate for the undersigned.

(k) The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Shares. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Agreement. The undersigned has considered the suitability of the Shares as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Shares and its authority to invest in the Shares.

(l) The undersigned is acquiring the Shares solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Shares. The undersigned understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this

Agreement (and any supplemental information provided by the undersigned to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(m) The undersigned understands that the Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Shares only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Shares become freely transferable, a secondary market in the Shares may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Shares for an indefinite period of time.

(n) The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Shares or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

(o) If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The undersigned's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the undersigned's jurisdiction.

(p) If the undersigned has the right to designate or participate in the designation of a designee to the Company's Board of Directors (the "***Board***"), the undersigned represents and warrants to the Company that, to the undersigned's knowledge, no "bad actor" disqualifying event described in Rule 506(d)(1)(i-viii) of the Securities Act (a "***Disqualification Event***") is applicable to the undersigned's initial designee named above except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii-iv) or (d)(3) of the Securities Act is applicable. Any designee to the Board to whom any Disqualification Event is applicable, except for a Disqualification Event as to which Rule 506(d)(2)(ii-iv) or (d)(3) of the Securities Act is applicable, is hereinafter referred to as a "Disqualified Designee". The undersigned with the right to designate or participate in the designation of a designee to the Board covenants and agrees (A) not to designate or participate in the designation of any designee to the Company's Board who, to the undersigned's knowledge, is a Disqualified Designee and (B) that in the event the undersigned becomes aware that any individual previously designated by the undersigned is or has become a Disqualified Designee, the undersigned will as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the Board and designate a replacement designee to the Company's Board who is not a Disqualified Designee..

6. **HIGH RISK INVESTMENT. THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK. THE UNDERSIGNED ACKNOWLEDGES THAT (A) ANY PROJECTIONS, FORECASTS OR ESTIMATES AS MAY HAVE BEEN PROVIDED TO THE UNDERSIGNED ARE PURELY SPECULATIVE AND CANNOT BE RELIED UPON TO INDICATE ACTUAL RESULTS THAT MAY BE OBTAINED THROUGH THIS INVESTMENT; ANY SUCH PROJECTIONS, FORECASTS AND ESTIMATES ARE BASED UPON ASSUMPTIONS WHICH ARE SUBJECT TO CHANGE AND WHICH ARE BEYOND THE CONTROL OF THE COMPANY OR ITS MANAGEMENT; (B) THE TAX EFFECTS WHICH MAY BE EXPECTED BY THIS INVESTMENT ARE NOT SUSCEPTIBLE TO ABSOLUTE PREDICTION, AND NEW DEVELOPMENTS AND RULES OF THE INTERNAL REVENUE SERVICE (THE "*IRS*"), AUDIT ADJUSTMENT, COURT DECISIONS OR LEGISLATIVE CHANGES MAY HAVE AN ADVERSE EFFECT ON ONE OR MORE OF THE TAX CONSEQUENCES OF THIS INVESTMENT; AND (C) THE UNDERSIGNED HAS BEEN ADVISED TO CONSULT WITH HIS OWN ADVISOR REGARDING LEGAL MATTERS AND TAX CONSEQUENCES INVOLVING THIS INVESTMENT.**

7. **Company Representations**. The undersigned understands that upon issuance of to the undersigned of any Shares, the Company will be deemed to have made following representations and warranties to the undersigned as of the date of such issuance:

(a) *Corporate Power*. The Company has been duly incorporated as corporation under the laws of the State of Delaware and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Shares to the undersigned pursuant to this Agreement.

(b) *Enforceability*. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c) *Valid Issuance*. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Third Amended and Restated Articles of Incorporation and Bylaws of the Company, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(d) *No Conflict*. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Shares will not result in any violation of, or conflict with, or constitute a default under, the Company's Third Amended and Restated Articles of Incorporation and Bylaws, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having

jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

8. **Major Investor Rights; Additional Rights**.

(a) *Information Rights*. The Company will furnish to the undersigned if the undersigned has invested an aggregate amount equal to at least Five Hundred Thousand Dollars ($500,000) in Securities of the Company as of the date of this Agreement (calculated by adding the face value of all such investments at the time each investment was made, without regard to changes in valuation of those investments or any other factors) and has thereby become a Major Investor (a "***Major Investor***") (1) annual unaudited financial statements for each fiscal year of the Company, including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such year, all prepared in accordance with generally accepted accounting principles and practices; and (2) quarterly unaudited financial statements for each fiscal quarter of the Company (except the last quarter of the Company's fiscal year), including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such quarter, all prepared in accordance with generally accepted accounting principles and practices, subject to changes resulting from normal year-end audit adjustments. If the Company has audited records of any of the foregoing, it shall provide those in lieu of the unaudited versions. The filing of an annual report on Form C/AR shall be deemed to satisfy the requirement to provide annual financial information described above.

(b) *Confidentiality*. Anything in this Agreement to the contrary notwithstanding, no Major Investor by reason of this Agreement shall have access to any trade secrets or confidential information of the Company. The Company shall not be required to comply with any information rights in respect of any Major Investor whom the Company reasonably determines to be a competitor or an officer, employee, director or holder of ten percent (10%) or more of shares of a competitor. Each Major Investor agrees that such Major Investor will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement other than to any of the Major Investor's attorneys, accountants, consultants, and other professionals, to the extent necessary to obtain their services in connection with monitoring the Major Investor's investment in the Company.

(c) *Participation Right*.

(i) *General*. Each Major Investor has the right of first refusal to purchase such Major Investor's Pro Rata Share (as defined below) of any New Securities (as defined below) that the Company may from time to time issue after the date of this Agreement, provided, however, such Major Investor shall have no right to purchase any such New Securities if such Major Investor cannot demonstrate to the Company's reasonable satisfaction that such Major Investor is at the time of the proposed issuance of such New Securities (a) an "accredited investor" as such term is defined in Regulation D of the Securities Act and (b) in possession of sufficient immediately available funds to enable it to make payment in full for its Pro Rata Share of New Securities. A Major Investor's "***Pro Rata Share***" for purposes of this right of first refusal

is the ratio of (a) the number of shares of the Company's Common Stock issued or issuable upon conversion of the Securities owned by such Major Investor, to (b) the Fully Diluted Share Number. The "***Fully Diluted Share Number***" means that number of shares of the Company's capital stock equal to the sum of (i) all shares of the Company's capital stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all options, warrants and other convertible securities and (ii) all shares of the Company's capital stock reserved and available for future grant under any equity incentive or similar plan.

(ii) *New Securities*. "***New Securities***" means any Common Stock or Preferred Stock, whether now authorized or not, and rights, options or warrants to purchase Common Stock or Preferred Stock of the Company, and securities of any type whatsoever that are, or may become, convertible or exchangeable into Common Stock or Preferred Stock; provided, however, that "New Securities" does not include: (a) shares of Common Stock issued or issuable upon conversion of any outstanding shares of Preferred Stock; (b) shares of Common Stock or Preferred Stock issuable upon exercise of any options, warrants, or rights to purchase any securities of the Company outstanding as of the date of this Agreement and any securities issuable upon the conversion thereof; (c) shares of Common Stock or Preferred Stock issued in connection with any stock split or stock dividend or recapitalization; (d) shares of Common Stock (or options, warrants or rights therefor) granted or issued after the date of this Agreement to employees, officers, directors, contractors, consultants or advisers to, the Company or any subsidiary of the Company pursuant to incentive agreements, stock purchase or stock option plans, stock bonuses or awards, warrants, contracts or other arrangements that are approved by the Board; (e) shares of Series Seed Preferred Stock issued pursuant to this Agreement; (f) any other shares of Common Stock or Preferred Stock (and/or options or warrants therefor) issued or issuable primarily for other than equity financing purposes and approved by the Board; and (g) shares of Common Stock issued or issuable by the Company to the public pursuant to a registration statement filed under the Securities Act.

(iii) *Procedures*. If the Company proposes to undertake an issuance of New Securities, it will give notice to each Major Investor of its intention to issue New Securities (the "***Notice***"), describing the type of New Securities and the price and the general terms upon which the Company proposes to issue the New Securities. Each Major Investor will have 10 days from the date of the Notice, to agree in writing to purchase such Major Investor's Pro Rata Share of such New Securities for the price and upon the general terms specified in the Notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased (not to exceed such Major Investor's Pro Rata Share).

(iv) *Failure to Exercise*. If the Major Investors fail to exercise in full the right of first refusal within the 10 day period, then the Company will have 120 days thereafter to sell the New Securities with respect to which the Major Investors' rights of first refusal hereunder were not exercised, at a price and upon general terms not materially more favorable to the purchasers thereof than specified in the Notice to the Major Investors. If the Company has not issued and sold the New Securities within the 120 day period, then the Company will not thereafter issue or sell any New Securities without again first offering those New Securities to the Major Investors pursuant to Section 8(c)(iii).

(d) *Application of Major Investor Rights*. For the avoidance of doubt, to the extent the undersigned is a Major Investor, the rights provided to the undersigned pursuant to this Section 8 are being provided solely for the undersigned and notwithstanding anything to the contrary in this Agreement, such rights may not be distributed, assigned or otherwise shared with its direct or indirect shareholders, members, investors or affiliates.

9. **Additional Covenants**

(a) *Rights of First Refusal*

(i) *Grant*. Subject to the remainder of this Section 9(a), the undersigned hereby unconditionally and irrevocably grants to the Company a Right of First Refusal to purchase all or any portion of Transfer Stock that the undersigned may propose to transfer in a Proposed Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee.

(1) "***Proposed Transfer***" means any assignment, sale, offer to sell, pledge, mortgage, hypothecation, encumbrance, disposition of or any other like transfer or encumbering of any Transfer Stock (or any interest therein) proposed by any of the unsigned, including any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Transfer Stock.

(2) "***Proposed Transfer Notice***" means written notice from the undersigned setting forth the terms and conditions of a Proposed Transfer.

(3) "***Prospective Transferee***" means any person to whom the undersigned proposes to make a Proposed Transfer.

(4) "***Right of First Refusal***" means the right, but not an obligation, of the Company, or its permitted transferees or assigns, to purchase some or all of the Transfer Stock with respect to a Proposed Transfer, on the terms and conditions specified in the Proposed Transfer Notice.

(5) "***Secondary Notice***" means written notice from the Company notifying the Major Investors and the selling undersigned that the Company does not intend to exercise its Right of First Refusal as to all shares of any Transfer Stock with respect to a Proposed Transfer, on the terms and conditions specified in the Proposed Transfer Notice.

(6) "***Secondary Refusal Right***" means the right, but not an obligation, of each Major Investor to purchase up to its Pro Rata Share of any Transfer Stock not purchased pursuant to the Right of First Refusal, on the terms and conditions specified in the Proposed Transfer Notice.

(7) "***Transfer Stock***" means shares of the Company's capital stock owned by the undersigned, or issued to the undersigned after the date hereof (including in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), which include (a) shares of Common Stock and Preferred Stock (whether now outstanding or hereafter issued in any context), (b) shares of Common Stock issued or issuable upon conversion

of Preferred Stock, and (c) shares of Common Stock issued or issuable upon exercise or conversion, as applicable, of stock options, warrants or other convertible securities of the Company, in each case now owned or subsequently acquired by the undersigned, or its successors or permitted transferees or assigns.

(8) "***Undersubscription Notice***" means written notice from a Major Investor notifying the Company and the undersigned that such Major Investor intends to exercise its option to purchase all or any portion of the Transfer Stock not purchased pursuant to the Right of First Refusal or the Secondary Refusal Right.

(ii) *Notice*. The undersigned proposing to make a Proposed Transfer must deliver a Proposed Transfer Notice to the Company and each Major Investor not later than forty-five (45) days prior to the consummation of such Proposed Transfer. Such Proposed Transfer Notice shall contain the material terms and conditions (including price and form of consideration) of the Proposed Transfer, the identity of the Prospective Transferee and the intended date of the Proposed Transfer. To exercise its Right of First Refusal under this Section 9(a), the Company must deliver a Company Notice to the selling undersigned (as the case may be) and the Major Investors within fifteen (15) days after delivery of the Proposed Transfer Notice specifying the number of shares of Transfer Stock to be purchased by the Company. In the event of a conflict between this Agreement and any other agreement that may have been entered into by the undersigned with the Company that contains a preexisting right of first refusal, the Company and the undersigned acknowledge and agree that the terms of this Agreement shall control and the preexisting right of first refusal shall be deemed satisfied by compliance with Section 9(a)(i) and this Section 9(a)(ii). In the event of a conflict between this Agreement and the Company's Bylaws containing a preexisting right of first refusal, the terms of the Bylaws will control and compliance with the Bylaws shall be deemed compliance with Section 9(a)(i) and this Section 9(a)(ii).

(iii) *Grant of Secondary Refusal Right to the Investors*. Subject to the remainder of this Section 9(a) below, the undersigned hereby unconditionally and irrevocably grants to the Major Investors a Secondary Refusal Right to purchase all or any portion of the Transfer Stock not purchased by the Company pursuant to the Right of First Refusal, as provided in this Section 9(a)(iii). If the Company does not provide the Company Notice exercising its Right of First Refusal with respect to all Transfer Stock subject to a Proposed Transfer, the Company must deliver a Secondary Notice to the selling undersigned (as the case may be) and to each Major Investor to that effect no later than fifteen (15) days after the undersigned delivers the Proposed Transfer Notice to the Company. To exercise its Secondary Refusal Right, a Major Investor must deliver a Major Investor Notice to the undersigned and the Company within ten (10) days after the Company's deadline for its delivery of the Secondary Notice as provided in the preceding sentence.

(iv) *Undersubscription of Transfer Stock*. If options to purchase have been exercised by the Company and the Major Investors pursuant to Section 9(a) above with respect to some but not all of the Transfer Stock by the end of the ten (10) day period specified in the last sentence of Section 9(a)(iii) (the "***Investor Notice Period***"), then the Company shall, within five (5) days after the expiration of the Major Investor Notice Period, send written notice (the "***Company Undersubscription Notice***") to those Major Investors who fully exercised their Secondary Refusal Right within the Investor Notice Period (the "***Exercising Investors***"). Each Exercising Investor shall, subject to the provisions of this Section 9(a)(iv), have an additional

option to purchase all or any part of the balance of any such remaining unsubscribed shares of Transfer Stock on the terms and conditions set forth in the Proposed Transfer Notice. To exercise such option, an Exercising Investor must deliver an Undersubscription Notice to the selling undersigned and the Company within ten (10) days after the expiration of the Major Investor Notice Period. In the event there are two (2) or more such Exercising Investors that choose to exercise the last-mentioned option for a total number of remaining shares in excess of the number available, the remaining shares available for purchase under this Section 9(a)(iv) shall be allocated to such Exercising Investors pro rata based on the number of shares of Transfer Stock such Exercising Investors have elected to purchase pursuant to the Secondary Refusal Right (without giving effect to any shares of Transfer Stock that any such Exercising Investor has elected to purchase pursuant to the Company Undersubscription Notice). If the options to purchase the remaining shares are exercised in full by the Exercising Investors, the Company shall immediately notify all of the Exercising Investors and the selling undersigned of that fact.

(v) *Consideration; Closing*. If the consideration proposed to be paid for the Transfer Stock is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Board of Directors and as set forth in the Company Notice. If the Company or any Major Investor cannot for any reason pay for the Transfer Stock in the same form of non-cash consideration, the Company or such Major Investor may pay the cash value equivalent thereof, as determined in good faith by the Board of Directors and as set forth in the Company Notice. The closing of the purchase of Transfer Stock by the Company and the Major Investors shall take place, and all payments from the Company and the Major Investors shall have been delivered to the selling undersigned, by the later of (i) the date specified in the Proposed Transfer Notice as the intended date of the Proposed Transfer; and (ii) forty-five (45) days after delivery of the Proposed Transfer Notice.

(vi) *Transfer Void; Equitable Relief*. Any Proposed Transfer not made in compliance with the requirements of this Agreement shall be null and void ab initio, shall not be recorded on the books of the Company or its transfer agent and shall not be recognized by the Company. Each party hereto acknowledges and agrees that any breach of this Agreement would result in substantial harm to the other parties hereto for which monetary damages alone could not adequately compensate. Therefore, the parties hereto unconditionally and irrevocably agree that any non-breaching party hereto shall be entitled to seek protective orders, injunctive relief and other remedies available at law or in equity (including, without limitation, seeking specific performance or the rescission of purchases, sales and other transfers of Transfer Stock not made in strict compliance with this Agreement).

(vii) *Violation of First Refusal Right*. If the undersigned becomes obligated to sell any Transfer Stock to the Company or any Major Investor under this Agreement and fails to deliver such Transfer Stock in accordance with the terms of this Agreement, the Company and/or such Major Investor may, at its option, in addition to all other remedies it may have, send to the undersigned the purchase price for such Transfer Stock as is herein specified and transfer to the name of the Company or such Major Investor (or request that the Company effect such transfer in the name of the relevant Person) on the Company's books any certificates, instruments, or book entry representing the Transfer Stock to be sold.

(viii) *Exempted Transfers*. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Section 9(a) shall not apply (a) in the case of the undersigned that is an entity, upon a transfer by such undersigned to its stockholders, members, partners or other equity holders, (b) to a repurchase of Transfer Stock from the undersigned by the Company and that is approved by a majority of the Board of Directors, or (c) in the case of the undersigned that is a natural person, upon a transfer of Transfer Stock by such undersigned made for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy to his or her spouse, including any life partner or similar statutorily-recognized domestic partner, child (natural or adopted), or any other direct lineal descendant of such undersigned (or his or her spouse, including any life partner or similar statutorily-recognized domestic partner) (all of the foregoing collectively referred to as "family members"), or any other person approved by unanimous consent of the Board of Directors, or any custodian or trustee of any trust, partnership or limited liability company for the benefit of, or the ownership interests of which are owned wholly by such undersigned or any such family members; provided that in the case of clause(s) (a) or (c), (1) the undersigned shall deliver prior written notice to the Major Investors of such gift or transfer, (2) such shares of Transfer Stock shall at all times remain subject to the terms and restrictions set forth in this Agreement and (3) such transferee shall, as a condition to such Transfer, deliver a counterpart signature page to this Agreement as confirmation that such transferee shall be bound by all the terms and conditions of this Agreement (but only with respect to the securities so transferred to the transferee), including the obligations of the undersigned with respect to Proposed Transfers of such Transfer Stock pursuant to Section 9(a); and provided further in the case of any transfer pursuant to clause (a) or (c) above, that such transfer is made pursuant to a transaction in which there is no consideration actually paid for such transfer.

(ix) *Exempted Offerings*. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Section 9 shall not apply to the sale of any Transfer Stock (a) to the public in an offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (a "***Public Offering***"); or (b) pursuant to a Deemed Liquidation Event.

(b) *Limitations on Disposition*.

(i) The undersigned, owning of record (1) shares of Common Stock, (2) shares of Series Seed Preferred Stock, and (3) shares of Common Stock issued or issuable pursuant to the conversion of the shares of Series Seed Preferred Stock and any shares of Common Stock issued as a dividend or other distribution with respect thereto or in exchange therefor or in replacement thereof (collectively, such securities of the Company, the "***Securities***") or any transferee or assignee of record of Securities (each such Person that is an owner of record of Securities, a "***Holder***") will not make any disposition of all or any portion of any Securities unless:

(1) there is then in effect a registration statement under the Securities Act, covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(2) such Holder has (i) the transfer certificate a form of which is approved by the Board and (ii) notified the Company of the proposed disposition and has furnished the Company with a statement of the circumstances surrounding the proposed disposition, and, at the expense of such Holder or its transferee, with an opinion of counsel,

reasonably satisfactory to the Company, that such disposition will not require registration of such securities under the Securities Act.

(ii) Notwithstanding the provisions of Section 9(b)(i)(1) and Section 9(b)(i)(2), no such registration statement or opinion of counsel will be required: (i) for any transfer of any Securities in compliance with the Securities and Exchange Commission's Rule 144 or Rule 144A, or (ii) for any transfer of any Securities by the undersigned that is a partnership, limited liability company, corporation or venture capital fund to (A) a partner of such partnership, member of such limited liability company or stockholder of such corporation, (B) an affiliate of such partnership, limited liability company or corporation (including, any affiliated investment fund of such Holder), (C) a retired partner of such partnership or a retired member of such limited liability company, or (D) the estate of any such partner, member, or stockholder, or (iii) for the transfer without additional consideration or at no greater than cost by gift, will, or intestate succession by any Holder to the Holder's spouse or lineal descendants or ancestors or any trust for any of the foregoing; provided that, in the case of clauses (ii) and (iii), the transferee agrees in writing to be subject to the terms and conditions of this Agreement to the same extent as if the transferee were an original Purchaser under this Agreement.

(iii) Other than in compliance with any exercise of drag-along rights pursuant to Section 9(c), in addition to any other transfer restriction set forth in the Company's governing documents, no Holder shall Transfer any Securities to any Competitor.

(c) *Drag Along Right.*

(i) If a Deemed Liquidation Event (as defined in the Restated Certificate) is approved by each of (i) the holders of a majority of the shares of Common Stock then outstanding (other than those issued or issuable upon conversion of the shares of Series Seed Preferred Stock), (ii) the holders of a majority of the shares of Common Stock then issued or issuable upon conversion of the shares of Series Seed Preferred Stock then outstanding (which, for the avoidance of doubt, shall include holders of Series Seed Preferred Stock prior to its conversion into Common Stock) and (iii) the Board, then each Holder will vote (in person, by proxy or by action by written consent, as applicable) all shares of capital stock of the Company now or hereafter directly or indirectly owned of record or beneficially by such Holder (collectively, the "***Drag Shares***") in favor of, and adopt, such Deemed Liquidation Event and to execute and deliver all related documentation and take such other action in support of the Deemed Liquidation Event as may reasonably be requested by the Company to carry out the terms and provision of this Section 9(c)(i), including:

(1) executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents;

(2) if such Deemed Liquidation Event is structured as a transfer of assets (including by or through the sale, issuance or other disposition of the outstanding capital stock or other outstanding equity interests of, or reorganization, merger, share

exchange, consolidation or other business combination involving, any direct and/or indirect subsidiary of the Company), approving any subsequent dissolution and liquidation of the Company or any of its subsidiaries in connection therewith and executing and/or delivering any applicable documents, instruments or agreements related thereto; provided that, in any liquidation, distributions are made pursuant to the rights and preferences set forth in the Company governing documents as in effect immediately prior to such Deemed Liquidation Event;

(3) using commercially reasonable efforts to obtain or make any consents or filings necessary to be obtained or made by such Holder to effectuate such Deemed Liquidation Event;

(4) waiving and refraining from exercising any appraisal, dissenters or similar rights with respect to such Deemed Liquidation Event (and each Holder shall be deemed to have irrevocably waived any appraisal, dissenters or similar rights arising from or relating to any Deemed Liquidation Event pursuant to the terms of this Section 9(c)); and

(5) not (A) taking any action that might impede, be prejudicial to or be inconsistent with, such Deemed Liquidation Event, (B) asserting, to the extent that an advance waiver is permitted by applicable non-waivable law, at any time, any claim against the Company, any member of the Board (or any committee thereof), any member of the board of directors or other similar governing body (or any committee thereof) of any Company subsidiary or any other Holder or any of its Affiliates in connection with such Deemed Liquidation Event, or (C) disclosing to any Person, except for such Stockholder's Affiliates and their respective employees, professional advisors or counsel, any information related to such Deemed Liquidation Event (including the fact that discussions or negotiations are taking place concerning such Deemed Liquidation Event, or any of the terms, conditions or other facts with respect to such Deemed Liquidation Event).

(ii) The obligation of any party to take the actions required by this Section 9(c) will not apply to a Deemed Liquidation Event if the other party involved in such Deemed Liquidation Event is an affiliate or stockholder of the Company holding more than 10% of the voting power of the Company.

(iii) Exceptions to Drag Along Right. Notwithstanding the foregoing, a Stockholder need not comply with Section 9(c) in connection with any proposed Deemed Liquidation Event unless:

(1) any representations and warranties to be made by the Holder in connection with the Proposed Sale are limited to customary "fundamental" representations and warranties and such others that the Company may reasonably request, related to authority, ownership and the ability to convey title to such Drag Shares, including representations and warranties that (i) the Holder holds all right, title and interest in and to the Drag Shares the Holder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Holder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Holder have been duly executed by the Holder and delivered to the acquirer and are enforceable against the Holder in accordance with

their respective terms and, (iv) neither the execution and delivery of documents to be entered into in connection with the transaction, nor the performance of the Holder's obligations thereunder, will cause a breach or violation of the terms of any agreement, law, or judgment, order, or decree of any court or governmental agency;

(2) the Holder will not be liable for the inaccuracy of any representation or warranty made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties, and covenants of the Company as well as breach by any stockholder of any identical representations, warranties and covenants provided by all stockholders);

(3) the liability for indemnification, if any, of the Holder in the Proposed Sale and for the inaccuracy of any representations and warranties made by the Company or its stockholders in connection with such Proposed Sale, is several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any identical representations, warranties, and covenants provided by all stockholders), and except as required to satisfy the liquidation preference of Series Seed Preferred Stock, if any, is pro rata in proportion to, and does not exceed, the amount of consideration paid to such Holder in connection with such Proposed Sale;

(4) liability will be limited to the Holder's applicable share (determined based on the respective proceeds payable to each Holder in connection with the Proposed Sale in accordance with the provisions of the Restated Certificate) of a negotiated aggregate indemnification amount that applies equally to all Holders but that in no event exceeds the amount of consideration otherwise payable to the Holder in connection with the Proposed Sale, except with respect to claims related to fraud by the Holder, the liability for which need not be limited as to the Holder;

(5) upon the consummation of the Proposed Sale, (i) each holder of each class or series of the Company's stock will receive the same form of consideration for such holder's shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock unless the holders of a majority of the shares of Series Seed Preferred Stock then outstanding elect otherwise, (ii) each holder of a series of Series Seed Preferred Stock will receive the same amount of consideration per share of such series of Series Seed Preferred Stock as is received by other holders in respect of their shares of such same series, (iii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock, and (iv) unless the holders of a majority of the shares of Series Seed Preferred Stock then outstanding elect to receive a lesser amount, the aggregate consideration receivable by all holders of Preferred Stock and Common Stock will be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock are entitled in a Deemed Liquidation Event (assuming for this purpose that the Proposed Sale is a Deemed Liquidation Event) in accordance with the Restated Certificate in effect immediately prior to the Proposed Sale.

(d) *Application of Covenants*. The undersigned shall cause, and shall take all actions necessary or appropriate to cause, the covenants and obligations set forth in this Section 9 to be performed, fulfilled and completed, including obtaining all consents and approvals required to give effect to and cause the foregoing covenants to be performed in full. The undersigned shall not take any action, or fail to take any action, that would restrict or prevent the undersigned from performing its covenants under this Section 9, including this Section 9(d). The undersigned hereby represents and warrants to the Company that it has all requisite power and authority to perform, or cause the performance, of all its covenants set forth in this Section 9.

10. **Confidentiality.**

(a) The undersigned acknowledges and agrees that without the prior written consent of the Company:

(i) any information (A) regarding any other stockholder of the Company ("***Stockholder***") or any of the Affiliates of such other Stockholder, (B) provided to any Stockholder by the Company pursuant to this Agreement, (C) regarding the terms and conditions of this Agreement and the other Company governing documents, and (D) regarding each of the Company and its subsidiaries, including their business, affairs, financial information, operating practices and methods, customers, suppliers, expansion plans, strategic plans, marketing plans, contracts and other business documents obtained by a Stockholder from or on behalf of the Company or the other Company subsidiaries (collectively, "***Confidential Information***") will be kept confidential, and will not be disclosed by such Stockholder other than to its, direct and indirect, members, owners, investors, stockholders, managers, partners, Affiliates and their respective directors, officers, fiduciaries, employees, advisors, and auditors (collectively, "***Representatives***") who need to know such Confidential Information for the purposes of their relationship with, or investment in the Company and its subsidiaries, and who are informed of the confidential and proprietary nature of such Confidential Information; provided, that no such Confidential Information shall be disclosed to any Competitor notwithstanding whether such Competitor is a Representative;

(ii) in no event shall any such Stockholder or its Representatives use any Confidential Information for any purpose other than for the benefit of the Company and the other Company Entities or a purpose reasonably related to monitoring or protecting such Stockholder's investment in the Company. Each Stockholder shall be responsible for any breach of the terms of this Section by it or its Representatives, and shall take reasonably appropriate steps to safeguard Confidential Information from disclosure, misuse, espionage, loss and theft; and

(iii) (A) each of the Company and its subsidiaries has invested, and continues to invest, substantial time, expense and specialized knowledge in developing its Confidential Information; (B) the Confidential Information provides each of the Company and the other Company Entities with a competitive advantage over others in the marketplace; and (C) each of the Company and the other Company Entities would be irreparably harmed if the Confidential Information were disclosed to a Competitor or made available to the public.

(b) Notwithstanding Section 10(a):

(i) "Confidential Information" shall not include information that: (A) is or becomes generally available to the public other than as a result of a disclosure by the undersigned or its Representatives in violation of this Section; (B) was available to the undersigned on a non-confidential basis prior to its disclosure by the Company or its Representatives; (C) becomes available to the undersigned on a non-confidential basis from a Person other than the Company and its subsidiaries or their respective Representatives who is not known by the undersigned to be otherwise bound by a confidentiality agreement with the Company or its subsidiaries or any of their respective Representatives in respect of such information, or is otherwise not known by the undersigned to be under an obligation to the Company, its subsidiaries or any of their respective Representatives not to transmit such information to the undersigned or its Representatives; or (D) was independently developed by the undersigned without reference to or use of such information;

(ii) in the event that the undersigned is requested to disclose any Confidential Information (A) to any governmental authority having jurisdiction over such Stockholder, (B) in response to any court order, subpoena, civil investigative demand, information request or similar process or (C) in connection with any disclosure obligation under any applicable law (including to the appropriate governmental authorities in respect of the tax treatment or tax structure of the transactions contemplated hereby or by the Company's governing documents), the undersigned may disclose such Confidential Information; provided that such undersigned provides written notice to the Company promptly after receipt of such request and prior to responding, unless such notice is prohibited by applicable law or such disclosure is in connection with ordinary course tax filings or to be made to a regulatory or self-regulatory authority as part of such authority's examination or inspection of the business or operations of such undersigned and such examination or inspection does not specifically reference or target the Company or any of its subsidiaries by name, so that the Company may seek a protective order or other appropriate remedy at its own expense (and such undersigned agrees to cooperate with the Company and/or the other Stockholders in connection with seeking such order or other remedy). In the event that such protective order or other remedy is not obtained, the undersigned agrees to furnish only that portion of the Confidential Information that it determines, after consultation with counsel, is legally required, and to exercise commercially reasonable efforts to obtain assurance that confidential treatment shall be accorded such Confidential Information;

(iii) Confidential Information may be disclosed (A) to any Person to whom the undersigned is contemplating a Proposed Transfer of its Securities; provided that such Proposed Transfer would not be in violation of the provisions of this Agreement and such potential transferee is advised of the confidential nature of such information and agrees to be bound by a confidentiality agreement with the Company consistent with the provisions hereof; or (B) if the prior written consent of the Board shall have been obtained; and

(iv) the undersigned may identify the Company and the value of the undersigned's security holdings in the Company as required and in accordance with applicable investment reporting and disclosure regulations or internal policies and respond to routine examinations, demands, requests or reporting requirements of a regulator without prior notice to or consent from the Company.

(c) The confidentiality obligations of the undersigned pursuant to this Section shall survive for two years following the disposition of all Securities by the undersigned.

(d) Nothing contained herein shall prevent the use (subject, to the extent possible, to a protective order) of Confidential Information in connection with the assertion or defense of any claim by or against the Company or the undersigned.

11. **Indemnification**. The undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

12. **Market Stand-Off**. If so requested by the Company or any representative of the underwriters (the "***Managing Underwriter***") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, the undersigned (including any successor or assign) shall not sell or otherwise transfer any Shares or other securities of the Company during the 30-day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "***Market Standoff Period***"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

13. **General Provisions**

(a) *Obligations Irrevocable*. Following the Closing, the obligations of the undersigned shall be irrevocable.

(b) *Legend*. The certificates, book entry or other form of notation representing the Shares sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Shares were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

(c) *Notices*. All notices and other communications given or made pursuant to this Agreement must be in writing and will be deemed to have been given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications must be sent to the undersigned as provided to the Portal or to the Company at the address set forth at the beginning of this Agreement, or such other address as the undersigned from time to time may designate in writing. If notice is given to the Company, it shall be sent to Envel, Inc., 75 State Street, Suite 100, Boston, MA 02109, Attention: Stephen Le Roux, Email: steve@envel.ai; and a copy (which copy shall not constitute

notice) shall also be sent to Mayer Brown LLP, 1221 Avenue of the Americas, New York, NY 10020, Attention: Joseph A. Castelluccio, Esq., Email: jcastelluccio@mayerbrown.com, or in each case to such other address as each of the foregoing from time to time may designate in writing.

(d) *Governing Law*. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Delaware without regard to the principles of conflicts of laws that could cause the application of the laws of another jurisdiction.

(e) *Submission to Jurisdiction*. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Shares by the undersigned ("***Proceedings***"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in the state of Delaware ("***Dispute Resolution Jurisdiction***"). The undersigned (i) hereby irrevocably and unconditionally submits to the personal jurisdiction of the Dispute Resolution Jurisdiction for the purpose of any suit, action, or other proceeding arising out of or based upon this Agreement; (iii) will not commence any suit, action or other proceeding arising out of or based upon this Agreement except in the Dispute Resolution Jurisdiction; and (iii) hereby waives, and will not assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject to the personal jurisdiction of the Dispute Resolution Jurisdiction, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement, or the subject matter hereof and thereof may not be enforced in or by the Dispute Resolution Jurisdiction.

(f) *Entire Agreement*. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

(g) *Waiver, Amendment*. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

(h) *Waiver of Jury Trial*. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

(i) *Invalidity of Specific Provisions*. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

(j) *Titles and Subtitles*. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

(k) *Counterparts; Electronic Execution and Delivery*. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act or other applicable law) or other transmission method and any counterpart so delivered will be deemed to have been duly and validly delivered and be valid and effective for all purposes.

(l) *Binding Effect*. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties to this Agreement or their respective permitted successors and assigns any rights under or by reason of this Agreement, except as expressly provided in this Agreement. The undersigned shall not assign transfer any part of this Agreement without the express written consent of the Company. The undersigned will not transfer Shares unless each transferee has agreed, to the satisfaction of the Company, to be bound by the terms and conditions of this Agreement.

(m) *Survival*. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

(n) *Notification of Changes*. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Shares pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

(o) *Delays or Omissions*. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, will impair any such right, power or remedy of such non-breaching or non-defaulting party nor will it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring. No waiver of any single breach or default will be deemed a waiver of any other breach or default regardless of whether the other breach or default occurred before or after the waiver. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any terms or conditions of this Agreement, must be in writing and will be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, are cumulative and not alternative.

(p) *Interpretation*. Unless the context otherwise requires, (i) all references to Sections, Articles, Exhibits or Schedules are to Sections, Articles, Exhibits or Schedules of or to this Agreement, (ii) each term defined in this Agreement has the meaning assigned to it, (iii) "or" is disjunctive but not necessarily exclusive, (iv) words in the singular include the plural and vice versa, (v) words of any gender include each other gender; the terms "hereof," "herein," "hereby" and derivative or similar words refer to this entire Agreement, (vi) the word "including" and similar terms following any statement will not be construed to limit the statement to matters listed after such word or term, whether or not a phrase of nonlimitation such as "without limitation" is used, (vii) references to any statute, regulation or Legal Requirement of any jurisdiction is deemed to include any reasonably comparable statute, regulation or Legal Requirement of any other applicable jurisdiction, and (viii) the word "extent" in the phrase "to the extent" means the degree to which a subject or other thing extends, and such phrase will not mean simply "if." All references to "$" or dollar amounts will be to lawful currency of the United States of America. "Writing", "written" and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any law include all rules and regulations promulgated thereunder. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.

(Signature Page Follows)

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

Envel, Inc.

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

SUBSCRIBER:

[ENTITY NAME]

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited